Diversified Global Holdings Group, Inc.
800 North Magnolia Avenue, Suite 105
Orlando, FL 32803

December 16, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Diversified Global Holdings Group, Inc.
SEC Comment Letter dated December 2, 2010
Form 10-Q for the periods ended March 31, June 30
and September 30, 2010
Form 8-K/A filed October 13, 2010
File No. 0-53524

Dear Sir/Madam:

We are submitting herein a request for extension of the date for providing the requested responses of Diversified Global Holdings Group, Inc. (the “Company”) to the comments set forth in your comment letter dated December 2, 2010 to the Company (“Comment Letter”) on the captioned filings under the Securities Exchange Act of 1934, as amended.

The basis for the Company’s request for a 30-day extension is as follows:

The Company is in the process of collection of information and preparing the response to the Comment Letter.  In connection with the response, the Company has asked for various information and documentation from the Company’s foreign subsidiaries and firms they engage for accounting services in connection with the financial reporting process.  The foreign subsidiaries and their accounting consultants are in the process of responding to this information.

However, due to the nature of the holidays in the U.S. and Europe, the Company’s offices are closed at various times through Russian Christmas, which is January 6, 2011.  The U.S. offices in Orlando are closed from December 21, 2010 through the end of the year, while the European offices are closed from December 25, 2010 through January 6, 2011.  One of the accounting consultants is on vacation from December 19, 2010 through January 6, 2011.

Due to these holidays and vacations, the Company is requesting an extension to reply to the Comment Letter until January 15, 2011.  The Company believes that, with the extended time, all comments will be fully answered.

Sincerely,

DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.

By: /s/ Richard Lloyd
Richard Lloyd
Chief Executive Officer